Exhibit (a)(5)(C)

                      [SOUTHDOWN PRESENTATION SCRIPT]


[SLIDE 1:]

Good morning. I am Hector Medina, Executive Vice President of Planning and Finance of CEMEX. Thank you very much for joining us today in this teleconference and web-cast.

We will be hosting the transmission of this presentation simultaneously from Monterrey with our Chairman and CEO Lorenzo Zambrano, Francisco Garza, President, North America region and myself; and from New York with Rodrigo Trevino, our CFO. After our presentation, we will entertain your questions.

[TRANSITION TO SLIDE 2]

Before we start, our lawyers have asked me to remind you that all the information that we are about to present may contain forward looking information and judgements made in good faith and based on information we have available today which could change in the future. You are therefore urged to consider this as you evaluate this presentation.

With that, I introduce to you our CEO, Lorenzo Zambrano.




THANK YOU HECTOR.

[SLIDE 3:]

Good morning and, again, thank you for joining us.

This morning we announced that within one week we will be launching a tender offer to acquire at least two thirds and up to 100% of Southdown's outstanding shares. In the next few minutes I will show you how this transaction will strengthen our company, our strategy and our business model. In addition, we will share with you how the transaction will allow us to deliver better results to all of our stakeholders--and, most importantly, to our shareholders and debt holders.

You will also hear from Rodrigo, who will walk you through the financing of the deal, the share buy back program that we have also announced this morning, as well as our expectations for the evolution of our capital structure over the next 15 months. As you will see, including this transaction, we expect our capital structure to be stronger at the end of 2000 and after incorporating the acquisition of Southdown on a proforma basis than it was at the beginning of the year.

[SLIDE 4:]

First, to summarize the details of the transaction.

o We are launching an all cash tender offer for up to 100% of Southdown's outstanding shares, conditional upon acceptance of the tender offer by the holders of at least two-thirds of the Southdown shares. If the tender is successful, we will acquire the remaining shares for cash in a merger. As a result, we expect to end up owning 100% of Southdown. Closing of the tender offer, of course, is subject to regulatory approvals.

o We expect to file the official tender documents and to initiate the tender offer next week.

o We are offering $73 dollars per share of Southdown, which implies a market capitalization of $2.6 billion and a total enterprise value of about $2.8 billion. The offer represents a premium of 30% over yesterday's closing price. And a premium of 20% over the average price for the last 6 months.

o 50% of the transaction will be funded with the issuance of Preferred Equity at the Valenciana level and the complete financing package for this deal is already committed by Chase, Deutsche Bank and SSB.

[SLIDE 5:]

Upon the successful closing of the transaction, we will have a much better diversified portfolio, with one of the highest growth rates and strongest--and most stable--free cash flows in the industry. Combined sales of CEMEX and Southdown were about $6.3 billion with operating cash flow of $2.3 billion for the twelve months ended June 30, 2000.

[SLIDE 6:]

Why are we making this investment?

First, the transaction will be immediately accretive. We estimate that both in terms of cash earnings per share and free cash flow per share, the transaction will result in high single digit accretion in the first year. This will be possible in part by taking advantage of synergies and in part by maintaining a more efficient capital structure.

[SLIDE 7:]

Secondly, it will allow CEMEX to have better access to a broader range of funding sources, particularly the debt and equity capital markets in the US and Europe. This transaction will lead to a lower cost of capital, by reducing the cross border risk associated in the past with CEMEX.

[SLIDE 8:]

Third, by combining Southdown's operations with our existing U.S. operations, as well as with our global network of cement facilities and trading infrastructure, we will be able to reap significant benefits of synergies in SG&A, procurement, logistics, and information technology.

[SLIDE 9:]

Fourth, the transaction will provide us with a much stronger platform from which to continue with our acquisition strategy in the developing world. It gives us a new strong and stable source of free cash flow, which will help us both in terms of increasing our investment capacity and of continuing the strengthening of our capital structure which has been underway for several years.

[SLIDE 10:]

Finally, this investment fits into our strategy and business model.

Our business model is designed to deliver high growth and strong free cash flow. This transaction will allow us to continue producing our historically high growth rates in these two important measures.

Although the U.S. market is unlikely to produce high growth over the long term, it does generate strong operating free cash flow. That free cash flow complements our healthy organic and acquisition growth which will allow us to maintain a strong capital structure, and one that we expect to remain investment grade.

Most of you are familiar with our threefold acquisition strategy.

First, we look for investments that can benefit from our expertise in running cement businesses all over the world. Southdown is certainly a well-run business, but it is limited to one market. As we integrate it into our system we will certainly be able to implement our best practices which we have refined over time with experiences in all sorts of environments.

Second, we look for investments that do not compromise the strength of our capital structure. In a moment, Rodrigo will explain how we will achieve an even stronger capital structure with this investment.

Third, we look for investments that are value enhancing for our shareholders. Apart from the fact that we estimate the deal will be accretive in the first year, I strongly believe that having Southdown in our portfolio is an attractive value creation proposition, one that will allow us to deliver returns on capital employed well above our weighted average cost of capital.

[SLIDE 11:]

I want to spend a moment with you reviewing our business model and how this transaction fits into it.

We are focused on cement and related products. This is what we know best. We are efficient operators of cement businesses throughout the world. Doing what we know best has allowed us to create one of the largest, most profitable, and well diversified cement company in the world. In fact, we recently announced a series of initiatives to take advantage of the Internet and leverage our assets, our networks, and our expertise in this new medium.

In contrast, earlier this year we divested the last of our material non-cement assets--our tourism related assets--and used the proceeds to strengthen our capital structure.

We are focused on looking for opportunities that generate either high growth or strong free cash flow. We are heavily concentrated in markets with high long-term growth potential and have some of the highest margins in the industry. Our investment in Southdown will enhance our free cash flow generating capacity which will help us to continue making profitable investments in high growth markets. With the inclusion of Southdown in our portfolio on a pro-forma basis, for the twelve months ended June 30, 2000, about two thirds of our EBITDA will be derived from high growth markets. This is one of the highest, if not the highest contributions, among the global cement multinationals.

We acquire assets that complement and add value to our network. Our recent investments show the benefits of this concept. Last year, we acquired the largest cement producer in Costa Rica. As we have integrated this operation into our trading network, exports have risen almost twofold. This will result in full utilization of this plant's installed capacity and therefore maximize the return on our investment.

We know that we need to continue to grow to achieve the scale required to succeed in an increasingly global marketplace. Globalization is transforming the investment business as much as the cement business. We have watched investors become more and more global, reallocating capital from a dedicated Latin or emerging markets focus to global funds. Investors are looking for large cap, highly liquid, industry leading global players--which is to say, they are looking for investment opportunities like CEMEX.

Having financial flexibility and a low cost of capital are imperatives for our business model. Both lead to the ability to participate in the consolidation of the industry and to achieving above average growth rates and returns on capital. We have delivered on our commitment to achieve investment grade ratings and we intend to maintain this status. This is important for us and it is important for our debt holders.

And finally, we manage our business to produce returns that exceed our cost of capital. In fact, compensation in CEMEX is geared heavily towards this end. We reward the efficient use of capital and its ability to generate free cash flow.

[SLIDE 12:]

I will now show you how we have delivered on our business model.

We have achieved high growth rates. In the last 10 years, we have grown our installed production capacity at a compound annual growth rate of 11%. Including Southdown's capacity, that rate would be 13%. In a similar period, our EBITDA will have grown on average at 20% per year in dollar terms. Including Southdown, pro forma for the twelve months ended June 30, 2000, this 9.5 year compounded rate would be about 23%.

[SLIDE 13:]

As an active industry consolidator, we have managed to obtain an attractive profile relative to that of our global peers. In fact, with the inclusion of Southdown in our consolidated results we will rank third in terms of revenues; third in terms of installed capacity; second in terms of Ebitda; and first in terms of Ebitda margin. This clearly underscores the uniqueness and the strength of our business model.

We aim not necessarily to be the largest, but the most profitable and efficient multinational cement producer in the world.

[SLIDE 14:]

We have also achieved one of the highest operating free cash flows in the industry. In fact, this year we are aiming to produce close to 1 billion dollars in operating free cash flow. Since 1994, our operating free cash flow has grown in dollar terms at a rate of 22% per year, on average. This has allowed us both to invest into new markets and to strengthen our capital structure--and to attain our investment grade ratings.

[SLIDE 15:]

Diversification has allowed us to deliver better results. Because of our diversified portfolio, we are much better prepared to weather downturns in any of our markets.

In fact, our Ebitda margin has been relatively stable and growing since we embarked in our geographic diversification strategy. Our continuing goal is to have no single market account for more than a third of our cash flow.

The acquisition of Southdown is certainly a step in that direction. Comparing the 12-month period ending June 30, 2000 as reported and on a pro forma basis including Southdown, Ebitda derived from our largest market, Mexico, drops from 59% to 49% of the total.

[SLIDE 16:]

Finally, our business model is delivering returns well in excess of our cost of capital. As we have improved our diversification profile, increased our cash flow generation capacity, and strengthened our capital structure we have produced higher returns on equity and on capital employed. We are generating positive economic value added.

Since in some markets we are not operating at full capacity, we are positioned to grow without having to make heavy capital expenditures. This gives us room to improve our returns even more.

[SLIDE 17:]

So let's concentrate now on the US. I want to tell you how an investment in the US will strengthen our business model and why Southdown is the best way for us to intensify our activity in this market.

But first, a reminder. As some of you may remember, in April of this year we stated that we would not make a bid for Southdown under then existing market conditions.

What has changed?

o First, the circumstances of a number of the key companies in our industry have changed.

o Second, the consolidation process in the industry is taking somewhat longer than we originally anticipated--which is good, not bad news. This has given us time to enhance our acquisition capacity, without losing opportunities. And that we can do this deal, without necessarily precluding other acquisitions that meet our criteria down the road.

o Third, the Mexican elections are behind us. The overwhelming--and surprising--victory of the PAN and the subsequent strengthening of the peso, have materially changed the financing implications of a deal of this nature.

o Fourth, we have obtained an investment grade rating by S&P and Fitch and we have been able to execute a very successful and highly oversubscribed US$500 million debt deal which has helped us further strengthen our capital structure.

o Fifth, we have spent considerable time with Southdown's top management in analyzing their business. To make a long story short, we like what we see.

[SLIDE 18:]

Now back to the US...

The US is the second largest cement market in the world after China, consuming more than 100 million tons of cement per year. Its domestic industry operates at close to full capacity and 20% of U.S. demand is met by imports.

Going forward, we expect to see stable demand with moderate growth, driven to a large extent by the Transportation Equity Act of the 21st century as well as the Aviation Investment and Reform Act for the 21st century. Both acts call for substantial highway and airport infrastructure expenditures in the next few years.

As such, we expect Southdown, combined with our existing operations in the US, to be a consistent source of free cash flow.

[SLIDE 19:]

Why Southdown?

Southdown is attractive because it is the second largest producer in a very attractive market. It is also one of the few remaining independent producers in the U.S.

It complements well our existing operations in the US. It has an attractive network of operating facilities with a broad reach in the country. It also has attractive ready mix and aggregate operations.

Also, and very important to us, our offer is attractive relative to recent comparable transactions and unsolicited offers, while at the same time providing a reasonable premium over the market for Southdown's shareholders. It is good for them and it is good for us.

[SLIDE 20:]

Of course, closing the transaction and receiving regulatory approval will take some time--which my lawyers told me I should not even attempt to predict.

However, once that process is complete, we intend to merge Southdown and CEMEX's U.S. operations into a single entity. Clarence Comer, President and CEO of Southdown will head that new entity, reporting to Francisco Garza, President of the North America Region. He has an impressive track record in the industry and he knows his market. Adding him to CEMEX's management team is important to us.

More generally, our existing operations and Southdown's are complementary. There is not much overlap. Therefore, I do not expect there to be significant personnel reductions when we combine the two organizations.

[SLIDE 21:]

This map illustrates the location of the Southdown plant and terminal network. Southdown is undergoing an expansion program with which it expects to reach a production capacity of 12.8 million metric tons by 2002. This program includes expanding production capacity in Victorville in California and Louisville in Kentucky as well as de-bottle necking in other plants.

[SLIDE 22:]

Over the past two years, Southdown has generated strong financial performance.

As you can see, Ebitda grew 12.2% on the back of 2% revenue growth, with net debt dropping marginally. This business operates with a very healthy operating cash flow to sales margin of approximately 34%. Furthermore, "After Maintenance Capital Expenditures" the company generated more than US$350 million dollars. This explains why this investment will be immediately accretive to CEMEX.

[SLIDE 23:]

For the reasons I just mentioned, we are confident that the inclusion of Southdown in our portfolio will result in even stronger financial results.

We will be able to continue delivering high sales, Ebitda and free cash flow growth. We will be one step closer to reaching our strategic diversification target of having no single market account for more than a third of our cash flow. We will achieve a better balance in our portfolio between developed and developing markets which will provide us with a stronger platform from which to continue investing in high growth markets.

With higher stability in our cash flows and access to a broader set of lower cost financing alternatives, we should achieve a lower weighted average cost of capital.

[SLIDE 24:]

We have also said on numerous occasions that we are concentrated in high growth markets. This slide shows that in terms of installed production capacity, even after this acquisition, we will still have the portfolio with the strongest focus in high growth markets of the cement multinationals.

As I mentioned earlier, including Southdown, on a pro forma basis, two thirds of our Ebitda would have been derived from developing markets during the year ending in June, 2000. Over time, we expect to remain focused on high growth markets where cement is sold bagged as a branded product. Again, this investment will enhance our capacity to invest in these markets and provides a stronger platform from which to execute our strategy.

[SLIDE 25:]

I will now ask Rodrigo to take you through our funding strategy, the repurchase program, and the implications for our capital structure.
Rodrigo....




Thank you Lorenzo...

Good morning to all.

Let me start by stating that we have developed a comprehensive, funding package for this transaction that is fully committed and allows us to meet all of our financial objectives, retain financial flexibility, and maintain our investment grade ratings.

Let me explain how this will be accomplished.

We are funding over 50% of the deal through a bridge equity facility which is similar in nature to the preferred equity at Valenciana. This facility will have no recourse to CEMEX Mexico or Valenciana. I'll come back to the details of this structure later on.

The remainder of the transaction cost will be funded by taking advantage of the debt capacity of Southdown and supported by Valenciana, our European subsidiary and international holding company.

From a corporate structure perspective, we intend to acquire Southdown through our European subsidiary, Valenciana. As you know, in order to achieve a stronger capital structure we have selected Valenciana as our international growth vehicle. With this transaction Valenciana will become one of the fastest growing, highest free cash flow generating European cement multinationals.

The complete funding package we have obtained, which is subject to customary closing requirements is committed to by Chase, Deutsche Bank and Salomon Smith Barney/Citibank.

Finally as I already mentioned, our funding strategy for this acquisition and the share buy-back program are designed to allow us to maintain our investment grade ratings.

[SLIDE 26:]

This table shows the detail of the funding structure.

First, it is important to highlight that we will not be increasing absolute debt levels at our Mexican operations or directly at the holding company level in CEMEX from where they are today.

Second, we will raise $1.5 billion dollars through the bridge equity facility at Valenciana, again without recourse to our Mexican operations or our Holding company, and without recourse to Valenciana. This facility is committed by Chase and Deutsche Bank and allows us to maintain a very strong capital structure for the benefit of our senior unsecured lenders.

And finally, we have obtained loan commitments from SSB/Citibank and Chase for up to $1.4 billion dollars supported by Southdown's balance sheet and Valenciana's investment grade ratings. These facilities should be sufficient to meet our obligations under the tender and also to refinance obligations at Southdown. Through this structure we will also achieve a more efficient capital structure and take advantage of the lower funding cost enjoyed by a US/European borrower.

The bridge equity component of the transaction is a key element in the package that will help us retain our investment grade ratings.

[SLIDE 27:]

The core of the Bridge Equity facility is the following: issuance by Valenciana , and acquisition by the participating banks, of US$1.5 billion in capital securities.

Banks will have two exit alternatives under this facility. The first is a CEMEX repurchase of the securities through the exercise of a call option. The second is through a mechanism equivalent to conversion of the capital securities into sufficient Valenciana common stock, which would then be sold for an amount equal to the face value of the capital securities.

CEMEX's call option is structured in two tranches. A $300 million tranche that expires within a 9 to 15 month period of closing, and a $1.2 billion tranche expiring 18 months from closing.

To mitigate the risk of greater dilution to CEMEX if we do not exercise the call options before or at maturity, we intend to IPO Valenciana and use the proceeds to exercise our call options prior to maturity. I will detail why an IPO of Valenciana is desirable for CEMEX, in a minute.

This facility does not have recourse to our operations in Mexico, including our holding company, or to Valenciana; however, because of the dilution risk to CEMEX, and considering that the IPO of Valenciana will be subject to market conditions, we will count these obligations in our Net Debt calculation for purposes of tracking our targeted capital structure as measured by our Leverage and Coverage ratios.

[SLIDE 28:]

Here's how our consolidated financial structure looks. This incorporates the results of our funding strategy and the acquisition of Southdown, but not additional investments or the share repurchase program.

We expect to reach for the consolidated full year 2000 an Ebitda level of over US$2 billion, with a free cash flow - close to US$1 billion. We expect our consolidated net debt level, including the effect of the Southdown acquisition, to reach about US$6.6 billion. This is net of US$300 million in cash accumulated from the free cash flow generated by our Mexican operations during the second half of this year.

This will take our Net Debt, plus preferred equity to Ebitda ratio to 2.7x for the full year 2000, or pretty much the same level where we started this year. We have, of course, included, on a proforma basis, Southdown's estimated Ebitda for the full year. Our Interest Coverage ratio will be close to 4x for the full year 2000, up from 3.2x we had at the end of last year.

In short, after acquiring Southdown, our capital structure should be as strong as it was less than 12 months ago!

For 2001, we expect the consolidated results of the combined companies to result in a stronger capital structure, even without considering an IPO of Valenciana. We expect the combined companies will generate around $2.7 billion dollars in Operating Cash Flow, and close to $1.15 billion dollars in free cash flow. This would result in a leverage ratio of 2x Net Debt/Ebitda and a coverage ratio of 4x.

Finally, if we incorporate the assumption of a US$1 to 1.5 billion Valenciana IPO during 2001, our leverage ratio from existing operations, and before additional acquisitions and the share buy back program, would fall to around 1.5x. Our coverage ratio would continue to grow considerably by the end of 2001. This underscores our ability to regain our financial flexibility and achieve a solid capital structure within a very short period of time.

[SLIDE 29:]

Why does an IPO of Valenciana make sense to us?

First, we find the opportunity desirable because it would allow us to have a much stronger capital structure, sooner, so that we can continue being an active participant in the consolidation process of the industry.

Second, it would help us in our effort to broaden and diversify our existing equity investor base. Today, the European index driven investor base is not able to buy CEMEX because we are not part of their benchmarks.

Third, it would help us to continue reducing our weighted average cost of capital.

The final decision and the viability of this IPO will clearly depend on future market conditions. Our decision process will include working diligently to identify windows of opportunity to access the market under attractive terms.

[SLIDE 30:]

Now let me explain the rationale and implications of the recently approved share repurchase program.

[SLIDE 31:]

The terms of the program are very straightforward. It is a US$500 million dollar program which is structured to become effective as of today and expiring on December 31st 2001.

Shares repurchased under this program will be acquired directly by CEMEX, S.A. de C.V., our holding company and original issuer of those shares. This program will cover CEMEX CPO's listed in the Bolsa Mexicana de Valores, and all shares repurchased by CEMEX under this initiative will be permanently cancelled. Finally, this program will have the customary restrictions (trading and otherwise) as determined by the corresponding Mexican regulatory authorities.

As you can see, this is a plain vanilla share repurchase program- but one that represents another element of our commitment to delivering value to our shareholders.

[SLIDE 32:]

I hope that all of you agree that CEMEX is a compelling investment proposition. For starters, we are trading at a discount to historical Enterprise Value to Ebitda multiples.

This graph shows how Ebitda and free cash flow have grown at a faster pace than our Enterprise Value. Today, we generate close to US$1 billion dollars per year in free cash flow, which is available for accretive investments. So we clearly can continue delivering growth going forward. It is hard to imagine that the Enterprise Value of a company with such a high growth rate can remain stable over time.

[SLIDE 33:]

Since late 1998, when a shift in international capital flows occurred, we have been trading at a discounted Enterprise Value/Ebitda multiple vis-a-vis the average of the major cement multinationals. We believe we have a stronger business model, higher growth rates and stronger free cash flows than our competitors, and therefore believe we deserve to trade at a premium multiple as we did during most of the 90's.

In simple terms, we constantly look at investment opportunities in the cement industry that meet our acquisition criteria. At this point, as we look at CEMEX, we realize that our shares are also an excellent opportunity to allocate a portion of our future free cash flows.

Because we are part of a capital-intensive industry we must be an efficient capital allocator.

[SLIDE 34:]

This is what our capital structure looks like after incorporating the effects of the acquisition of Southdown, and the share buy back. By the end of 2001 we continue to strengthen our capital structure, as the US$500 million repurchase program is equivalent to less than 50% of our free cash flow during the program's duration. At today's share price, the resources we will allocate to this program are equivalent to about 8% of our market capitalization.

[SLIDE 35:]

Does the acquisition of Southdown and the share repurchase program take away our financial flexibility for 2001? We don't think so.

This graph illustrates our financial ratios under different investment scenarios for 2001. As we have stated in the past, our targeted capital structure is one where we have Leverage and Coverage ratios stronger than 2.7x and 3.5x respectively. As you can see in this graph, on top of the share buy back program, we could still invest up to US$1.5 billion dollars during 2001 and stay within our capital structure guidelines. This flexibility is the result of the strength in our free cash flow generating capacity. And I should point out that this sensitivity does not incorporate the increased flexibility we would gain with a Valenciana IPO.

[SLIDE 36:]

In summary, today we have presented two very important transactions, both of which will result in immediate accretion to cash earnings and free cash flow per share. Both demonstrate our commitment to deliver value to our shareholders in the short, medium and long term.

Our investment in Southdown, should provide us with a source of stable free cash flows that will serve as a better platform from which to continue investing in high growth markets.

We have also showed you that after incorporating the acquisition, as well as the share buy back program, we have the capacity to continue to invest.

Thank you. And now I would like to turn it over to our Chairman and CEO, Lorenzo Zambrano to lead the question and answer session.